UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2001

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to _______________

Commission file number:  1-15026

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

UBS Savings and Investment Plan
677 Washington Boulevard
Stamford, CT  06901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45, CH-8098 Zurich Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

UBS Savings and Investment Plan

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

                         UBS Savings and Investment Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2001 and 2000

                                    Contents

Report of Independent Auditors.............................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................  2
Statements of Changes in Net Assets Available for Benefits.................  3
Notes to Financial Statements..............................................  4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)............ 15

                         Report of Independent Auditors

To the Participants and Retirement Board and Savings Plan Committee of the UBS Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the UBS Savings and Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst and Young LLP

June 14, 2002

                         UBS Savings and Investment Plan

                 Statements of Net Assets Available for Benefits

                                                             December 31
                                                       2001             2000
                                                   -----------------------------
Assets
Investments--at fair value                         $579,435,697     $501,100,336
Loans to participants                                 7,127,328        7,182,868
Collective Short-Term Investment Fund                   194,185        1,780,637
                                                   -----------------------------
Net assets available for benefits                  $586,757,210     $510,063,841
                                                   =============================

See accompanying notes.

                         UBS Savings and Investment Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                     Year ended December 31
                                                                     2001             2000
                                                                ------------------------------
Additions
Investment income:
   Net realized and unrealized depreciation in the fair
     value of investments                                       $ (73,464,727)   $ (79,102,033)
   Dividends and interest                                          17,189,954       38,772,592
                                                                ------------------------------
                                                                  (56,274,773)     (40,329,441)

Contributions:
   Participant                                                     46,286,063       34,800,163
   Employer                                                        24,993,854       17,110,034
                                                                ------------------------------
                                                                   71,279,917       51,910,197
                                                                ------------------------------
Total additions                                                    15,005,144       11,580,756

Deductions
Benefits paid to participants                                      32,725,716       67,716,899
                                                                ------------------------------

Net decrease prior to transfers                                   (17,720,572)     (56,136,143)

Net transfers from other plans                                     94,413,941       47,171,114
                                                                ------------------------------
Net increase / (decrease)                                          76,693,369       (8,965,029)

Net assets available for benefits at beginning of year            510,063,841      519,028,870
                                                                ------------------------------
Net assets available for benefits at end of year                $ 586,757,210    $ 510,063,841
                                                                ==============================

See accompanying notes.

                         UBS Savings and Investment Plan

                          Notes to Financial Statements

                                December 31, 2001

A. Description of the Plan

General

The following description of the UBS Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan, which provides retirement benefits to all eligible employees of the UBS United States Operations (the "Branch"), which includes UBS Warburg LLC, UBS AG, UBS O'Connor LLC, UBS Brinson, Inc., Brinson Partners, Inc., UBS Realty Investors LLC, and Brinson Advisors, Inc. All employees on U.S. payroll, including part-time employees, are eligible to participate in the Plan upon the completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan is administered by the Retirement Board and Savings Plan Committee of the Branch (the "Retirement Board"). State Street Corporation ("State Street") acquired the institutional trust and custody businesses from Wachovia Bank, N.A., the Plan's former trustee, on March 1, 2000 and, as of that date, State Street became the trustee of the Plan. Hewitt Associates LLC is the Plan's recordkeeper. Brinson Partners, Inc. ("Brinson Partners"), a wholly-owned subsidiary of UBS AG ("UBS"), serves as the Plan's investment advisor.

Contributions

Each year, Plan participants may elect to contribute, on a pre-tax basis, an amount representing from 1% to 15% of their eligible compensation, including all or a portion of their annual bonus, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). In 2001 and 2000, the maximum allowable contribution was $10,500. The Branch currently contributes an amount, up to 4% of each participant's eligible annual compensation contributed, subject to limitations, to each participant's account.

                         UBS Savings and Investment Plan

A. Description of the Plan (continued)

Separate accounts are maintained for each participant. Each account is credited with the semi-monthly employer and employee contributions and an allocation of Plan investment income and investment appreciation (or depreciation, as appropriate). Allocations are based on participant account balances.

Benefits

Upon the termination of employment for any reason, including death, a participant, or his or her beneficiary, may receive a distribution of the entire separate account, generally in a cash lump sum. If the balance in the account is greater than $5,000, the participant may elect to receive the distribution in equal installments.

Loans to participants are permitted under certain conditions provided for by the Plan. Generally, participants may borrow an amount up to the lesser of 50% of their account balance less the highest outstanding loan balance in the past 12 months, or $50,000 less the highest outstanding loan balance in the past 12 months. The period of loan repayment shall not exceed five years except in instances of loans related to the purchase of a primary residence. Such loans shall not exceed 25 years. All loans, including interest, are to be repaid in substantially level amounts through payroll deductions no less frequently than quarterly over the life of the loan.

A participant may elect to withdraw all or part of the balance of his or her account after attaining age 59-1/2, as provided by the Plan. Subject to approval by the Retirement Board, participants may also make special withdrawals for reasons of financial hardship as provided by the Plan.

Plan Termination

Although the Retirement Board has not expressed any intention to do so, it reserves the right to amend, modify or terminate the Plan at any time, subject to the provisions of ERISA.

                         UBS Savings and Investment Plan

B. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All administrative expenses of the Plan are paid by UBS.

Valuation of Investments and Income Recognition

The Plan's investments in publicly traded mutual funds are valued at the last quoted market price on the last business day of the Plan year. The Plan's participation in collective trust funds is stated at the last reported redemption price, which is based on the current market values of the underlying assets of each fund as of the last business day of the plan year. The Collective Short-Term Investment Fund is a clearing account, which holds highly liquid instruments with maturities of less than three months.

The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

C. Investments

During 2001, the Plan recognized losses in its investment in the Brinson U.S. Cash Management Fund (the "Fund") of approximately $2.5 million related to short-term investments in Enron, which are included in net realized and unrealized depreciation in the fair value of investments in the statements of changes in net assets available for benefits. In November 2001, the Fund effected a reverse stock split, to maintain the net asset value of $1.00 per share.

                         UBS Savings and Investment Plan

C. Investments (continued)

The fair value at December 31, 2001 and 2000, and net realized and unrealized appreciation (depreciation) on investments bought, sold and held during the year are as follows:

                                                                           Year ended December 31
                                                                   2001                             2000
                                                        -------------------------------------------------------------
                                                                            Net                              Net
                                                                       Appreciation                     Appreciation
                                                                      (Depreciation)                   (Depreciation)
                                                           Fair         in the Fair        Fair          in the Fair
                                                           Value           Value           Value            Value
                                                        -------------------------------------------------------------
Mutual Funds:
   Brinson U.S. Cash Management Fund                    $124,968,537    $ (2,477,161)   $ 84,841,132     $         --
   Brinson U.S. Bond Fund                                 19,299,350         349,984      11,876,600          386,089
   Brinson Global Bond Fund                                4,823,033         (59,181)      4,114,249           10,408
   Brinson U.S. High Yield Bond Fund                       2,568,679        (360,492)        848,462          (83,411)
   Brinson U.S. Balanced Fund                             11,993,357         338,909       5,001,684          193,891
   Brinson Global Fund                                     4,561,572        (310,959)      4,342,878           28,991
   Brinson U.S. Equity Fund                               45,437,214      (1,226,420)     40,480,362       (4,502,317)
   Brinson Global Equity Fund                             12,289,428      (3,080,688)     13,182,189       (1,445,652)
   Brinson Non-U.S. Equity Fund                           12,548,034      (4,743,038)     12,779,291       (1,997,200)
   Brinson Multi Asset Portfolio Fund                     18,258,413         603,772      17,015,206        1,779,194
   Brinson Emerging Markets Equity Fund                    1,631,662        (127,883)        867,886         (289,332)
   PIMCO Low Duration Income Fund                         20,650,149         232,433      13,031,248           76,623
   Phoenix Balanced Fund                                  21,182,086        (155,879)     19,726,119       (2,975,117)
   Fidelity Fund                                          47,968,535      (4,043,012)     39,807,077      (10,944,055)
   Fidelity Magellan Fund                                 49,418,132      (7,142,925)     54,238,945       (7,635,392)
   Fidelity Aggressive Growth Fund                        51,068,928     (37,181,448)     69,433,875      (39,843,169)
   Fidelity Trust-Low Priced Stock Fund                           --              --              --           24,280
   Fidelity Capital & Income Fund                                 --              --              --           (1,858)
   Fidelity Intermediate Bond Fund                                --              --              --           (9,306)
   T. Rowe Price Foreign Equity Fund                              --              --              --           10,575
   Templeton Institutional Fund-Emerging
     Markets Services                                             --              --              --          (62,030)
   UBS Stock Fund                                         20,783,055         941,158              --               --
   Vanguard Extended Markets Index Fund                           --              --              --           44,071
   Vanguard Emerging Markets Stock Index
     Fund                                                         --              --              --           (9,300)
   Vanguard Total International Stock Index Fund                  --              --              --           (7,971)
   Vanguard Total Bond Market Index Fund                          --              --              --            2,815
   Vanguard 500 Index Fund                               109,985,533     (15,021,897)    109,513,133      (11,852,860)
                                                        -------------------------------------------------------------
                                                        $579,435,697    $(73,464,727)   $501,100,336     $(79,102,033)
                                                        =============================================================

                         UBS Savings and Investment Plan

C. Investments (continued)

Effective April 2, 2001, the Plan was amended and restated to add the UBS Stock Fund to its existing investment options.

The Brinson U.S. Cash Management Fund invests in high-quality, short-term money market instruments with a high degree of marketability and liquidity.

The Brinson U.S. Bond Fund invests primarily in fixed income securities with at least 65% of the fund's total assets invested in U.S. debt securities with initial maturities of more than one year.

The Brinson Global Bond Fund invests in U.S. and non-U.S. fixed income securities. At least 65% of the fund's assets are invested in debt securities with initial maturities of more than one year of issuers in at least three countries, one of which may be the United States.

The Brinson U.S. High Yield Bond Fund invests in high yield, low-rated debt securities issued by domestic and foreign companies.

The Brinson U.S. Balanced Fund invests in a wide range of U.S. equity, debt and money market securities with at least 25% of its assets invested in fixed income securities.

The Brinson Global Fund invests at least 65% of its assets in the equity and debt securities of issuers from at least three countries, one of which may be the United States.

The Brinson U.S. Equity Fund invests 65% or more of the fund's total assets in the equity securities of U.S. companies.

The Brinson Global Equity Fund invests at least 65% of the fund's assets in the equity securities of issuers from at least three countries, one of which may be the United States.

The Brinson Non-U.S. Equity Fund invests 65% or more of its assets in the equity securities of issuers from at least three countries other than the United States.

                         UBS Savings and Investment Plan

C. Investments (continued)

The Brinson Multi Asset Portfolio Fund invests in U.S. and international (Global Ex-U.S.) stocks, bonds, as well as real estate and private markets.

The Brinson Emerging Markets Equity Fund invests in a wide range of securities issued by companies in emerging equity markets.

PIMCO Low Duration Income Fund invests in fixed income securities, including U.S. government obligations, corporate debt securities, asset-backed securities and money market instruments. This is a publicly traded fund.

Phoenix Balanced Fund invests in common stocks and fixed income securities. This is a publicly traded fund.

Fidelity Fund is an open-end fund whose investment objective seeks long-term capital growth. The fund seeks to achieve its objective by investing primarily in common stocks. The fund may also potentially invest a portion of its assets in bonds, including lower quality debt securities. This is a publicly traded fund.

Fidelity Magellan Fund is an open-end fund, which seeks to provide capital appreciation. The fund seeks to meet its objective by investing its assets primarily in equity securities of United States, non-United States, and multinational issuers of all sizes that offer potential for growth. This is a publicly traded fund.

Fidelity Aggressive Growth Fund is an open-end fund whose investment objective seeks long-term capital appreciation. The fund seeks to achieve its objective by investing primarily in common stocks of United States and non-United States issuers that management believes offer the potential for accelerated earnings or revenue growth. The fund focuses investments on medium sized companies. This is a publicly traded fund.

Fidelity Trust-Low Priced Stock Fund is an open-end fund whose investment objective seeks to provide capital appreciation. The fund seeks to achieve its objective by investing its assets primarily in a diversified portfolio of low-priced stocks that may be undervalued, overlooked or out of favor. This is a publicly traded fund.

                         UBS Savings and Investment Plan

C. Investments (continued)

Fidelity Capital & Income Fund is an open-end fund whose investment objective seeks to provide a combination of income and capital growth. The fund seeks to achieve its objective by investing mainly in equity and debt securities, including defaulted securities, with an emphasis on lower-quality debt securities. This is a publicly traded fund.

Fidelity Intermediate Bond Fund is an open-end fund whose investment objective seeks a high level of current income. The fund seeks to meet its objective by investing its assets in a diversified portfolio of high-quality corporate obligations, U.S. Government securities, obligations of other major U.S. banks and commercial paper. This is a publicly traded fund.

T. Rowe Price Foreign Equity Fund is an open-end fund whose investment objective seeks long-term growth of capital. The fund invests primarily all of its assets in common stocks of established, non-United States companies. The fund expects to invest outside the United States and to diversify broadly among countries throughout the world. This is a publicly traded fund.

Templeton Institutional Fund-Emerging Markets Services, an open-end fund, seeks long-term capital appreciation. The fund invests primarily in equity securities issued by companies in young, active markets that offer potential for growth and return. These countries include Brazil, the Philippines, Turkey, Malaysia, and Korea. This is a publicly traded fund.

UBS Stock Fund invests primarily in UBS ordinary shares, and also in such other assets, while awaiting investment in UBS shares, as the trustee of the stock fund considers advisable. A small cash reserve is maintained in the UBS Stock Fund to accommodate the flow of money going into and out of the fund. UBS shares are traded on the New York, Zurich and Tokyo Stock Exchanges and the price per share is subject to substantial fluctuation. The trustee of this stock fund may purchase shares from UBS (with no commission charge) or on the open market. If purchases are made from UBS, the shares will be valued at their closing price on the day that the shares were purchased from UBS.

Vanguard Extended Markets Index Fund is an open-end fund whose investment objective seeks to match the yield performance of the Wilshire 4500 Index. This index consists of 4,500 primarily smaller to medium-sized U.S. common stocks traded on the New York Stock Exchange, The American Stock Exchange or NASDAQ. The index represents approximately 30% of the U.S. stock market. This is a publicly traded fund.

                         UBS Savings and Investment Plan

C. Investments (continued)

Vanguard Emerging Markets Stock Index Fund is an open-end fund whose investment objective seeks to track the performance of the Morgan Stanley Capital International (MSCI)--Select Emerging Markets (Free) Index. The fund seeks to achieve its objective by investing in common stocks of companies located in international emerging markets. This is a publicly traded fund.

Vanguard Total International Stock Index Fund is an open-end fund whose investment objective seeks to match the performance of the Morgan Stanley Capital International (MSCI)--Europe, Australia, and Far East + Select Emerging Markets (Free) Index. The fund will invest in the European, Pacific, and Emerging Markets Portfolio. This is a publicly traded fund.

Vanguard Total Bond Market Index Fund is an open-end fund whose investment objective seeks a high level of interest income. The fund pursues its objective by holding a mix of bonds that seeks to match the performance of the Lehman Brothers Aggregate Bond Index. The fund invests at least 80% of its total assets in bonds represented in the index. This is a publicly traded fund.

Vanguard 500 Index Fund is an open-end fund, which seeks to replicate the performance of the S&P 500 Composite Index (the "Index") with an emphasis on large capitalization stocks. The fund invests in all 500 stocks in the Index in proportion to their weighting in the Index. The aim of the fund is to realize long-term capital appreciation while providing a steady stream of income.

Effective March 31, 2000, certain Fidelity, Vanguard, T. Rowe Price, and Templeton funds were eliminated from the Plan.

The fair values of investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                   December 31
                                             2001                 2000
                                         ---------------------------------
Brinson U.S. Cash Management Fund        $124,968,537        $  84,841,132
Brinson U.S. Equity Fund                   45,437,214           40,480,362
Fidelity Fund                              47,968,535           39,807,077
Fidelity Magellan Fund                     49,418,132           54,238,945
Fidelity Aggressive Growth Fund            51,068,928           69,433,875
Vanguard 500 Index Fund                   109,985,533          109,513,133

                         UBS Savings and Investment Plan

D. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 21, 1999, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated in its entirety since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E. Transfers

Effective January 10, 2000, the Brinson Partners, Inc. Savings Incentive Plan (the "Brinson Savings Incentive Plan") merged into the Plan. Assets from the Brinson Savings Incentive Plan of approximately $36 million of mutual funds and approximately $1.5 million of other receivables were transferred to the Plan during 2000. A participant is 100% vested in profit-sharing contributions of his or her account plus earnings thereon after five years of credited service.

Effective July 1, 2000, the Allegis Realty Investors LLC 401(k) Savings Plan (the "Allegis 401(k) Plan") merged into the Plan. Assets from the Allegis 401(k) Plan of approximately $9.4 million of mutual funds and approximately $196,000 of outstanding loans to participants and other receivables were transferred to the Plan during 2000.

Effective January 1, 2001, approximately 1,200 employees from the PaineWebber group (the "Company") joined the Plan. Assets of approximately $98.1 million, including approximately $590,000 of outstanding loans, were transferred to the Plan during 2001. A participant is 100% vested in the Company's contributed portion of his or her account plus earnings thereon after five years of credited service.

Effective January 1, 2001, approximately $3.9 million of the Plan's assets were transferred to Fidelity Trust for the employees of Adams Street Partners, LLC.

Effective January 2, 2001, certain former employees of Perot Systems, Inc. became eligible to participate in the Plan. Assets from Perot System Corporation Retirement Savings Plan of approximately $4 million were transferred to the Plan during 2001. Each participant is immediately 100% vested in all amounts in his or her account.

                         UBS Savings and Investment Plan

E. Transfers (continued)

Effective February 1, 2001, certain UBS employees transferred to the PaineWebber group, and as a result, approximately $3.6 million was transferred to the PaineWebber 401(k) Plus Plan.

Effective May 1, 2001, approximately 240 employees of Brinson Advisors, Inc. (formerly, Mitchell Hutchins) became eligible to participate in the Plan. No assets were transferred to the Plan during 2001.

F. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                             December 31
                                                                                 2000
                                                                             ------------
     Net assets available for benefits per the financial statements          $510,063,841
     Less amounts allocated to withdrawn participants                             635,000
                                                                             ------------
     Net assets available for benefits per the Form 5500                     $509,428,841
                                                                             ============

There were no unpaid benefit claims as of December 31, 2001.

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2001 and 2000 per the financial statements to the Form 5500:


                                                                                 2001            2000
                                                                             ---------------------------
     Benefits paid to participants per the financial statements              $32,725,716    $ 67,716,899
     Add: Amounts allocated on Form 5500 to withdrawn participants at end
        of year                                                                       --         635,000
     Less amounts allocated on Form 5500 to withdrawn participants at
        beginning of year                                                       (635,000)     (1,410,195)
                                                                             ---------------------------
     Benefits paid to participants per the Form 5500                         $32,090,716    $ 66,941,704
                                                                             ===========================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                         UBS Savings and Investment Plan

G. Subsequent Events

Effective January 1, 2002, active UBS Pension Plan participants as of December 31, 2001 (i.e. those hired on or before December 1, 2001) were provided an option to receive retirement contributions to individual participant accounts in the Plan based on 4% of eligible compensation, subject to certain limitations prescribed by the Code, in lieu of receiving retirement benefits in the UBS Pension Plan. Eligible compensation is base pay plus annual incentive bonus.

Effective January 1, 2002, Plan participants who transferred from PaineWebber group had their vesting schedule on the Company's match changed from five years to three years.

Effective December 2, 2001, the UBS Pension Plan was frozen and new Branch employees were automatically enrolled in the Plan and will earn retirement contributions based on 4% of eligible compensation, subject to certain limitations prescribed by the Code, beginning January 1, 2002. All retirement contributions are allocated amongst Plan investment options. A participant is 100 percent vested in his or her retirement contributions after five years of credited service. Participants continue to be immediately fully vested in their contributions and the UBS matching contributions in the Plan.

Due to legislation passed by Congress, effective January 1, 2002, the annual eligible compensation limit will increase from $170,000 to $200,000 and the pre-tax contribution limit will increase from $10,500 to $11,000.

Effective January 1, 2002, the Plan was amended and restated to reduce the Branch's matching contribution to 75% from 100% of the first 4% of eligible compensation, subject to limitations, that is contributed to the Plan.

Effective January 1, 2002, the Plan was amended and restated to increase the maximum percentage that a Plan participant may elect to contribute, on a pre-tax basis, from 15% to 50%, subject to the maximum allowable contribution as established by the Code. Plan participants age 50 and over as of December 31 will be allowed to contribute an additional amount for the Plan year.

During 2002, the Plan added the Vanguard Prime Money Market Fund to its existing investment options and Brinson Partners changed its name to UBS Global Asset Management (Americas), Inc.

                              Supplemental Schedule

                         UBS Savings and Investment Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2001

  Principal
  Amount or
  Number of     Description of Investments, including Maturity Date, Rate of Interest,       Current
   Shares                           Par, or Maturity Value                                    Value
--------------------------------------------------------------------------------------------------------
                Mutual Funds
124,968,537     *Brinson U.S. Cash Management Fund                                         $124,968,537
  1,848,225     *Brinson U.S. Bond Fund                                                      19,299,350
    542,516     *Brinson Global Bond Fund                                                     4,823,033
    359,976     *Brinson U.S. High Yield Bond Fund                                            2,568,679
  1,281,829     *Brinson U.S. Balanced Fund                                                  11,993,357
    434,802     *Brinson Global Fund                                                          4,561,572
  2,987,451     *Brinson U.S. Equity Fund                                                    45,437,214
  1,234,289     *Brinson Global Equity Fund                                                  12,289,428
  1,554,538     *Brinson Non-U.S. Equity Fund                                                12,548,034
     16,313     *Brinson Multi Asset Portfolio Fund                                          18,258,413
     21,045     *Brinson Emerging Markets Equity Fund                                         1,631,662
  2,059,976     PIMCO Low Duration Income Fund                                               20,650,149
  1,426,279     Phoenix Balanced Fund                                                        21,182,086
  1,661,997     Fidelity Fund                                                                47,968,535
    473,954     Fidelity Magellan Fund                                                       49,418,132
  2,706,382     Fidelity Aggressive Growth Fund                                              51,068,928
    407,359     *UBS Stock Fund                                                              20,783,055
  1,036,342     Vanguard 500 Index Fund                                                     109,985,533
                                                                                           ------------
                                                                                            579,435,697

                Collective Short-Term Investment Fund                                           194,185

                *Loans to participants, 0-25 years maturity, 6.79%-14.21%                     7,127,328
                                                                                           ------------
                                                                                           $586,757,210
                                                                                           ============

*Parties in interest

Cost information is not required because investments are participants directed.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        UBS Savings and Investment Plan


                                        /s/ Edward O'Dowd
                                        ----------------------------
                                        Edward O'Dowd
                                        Executive Director, Compensation and
                                        Benefits (Americas)

Date: June 26, 2002

                                  EXHIBIT INDEX

23.   Consent of Ernst and Young LLP